Exhibit (m)(23) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

EXHIBIT G

to the

Distribution Plan

FEDERATED INCOME SECURITIES TRUST:

Federated Real Return Bond Fund

Class C Shares

This Distribution Plan is adopted as of the 17th day of November, 2005, by Federated Income Securities Trust with respect to the Class C Shares of Federated Real Return Bond Fund set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.75 of 1% of the average aggregate net asset value of the Class C Shares of Federated Real Return Bond Fund held during the month.

Witness the due execution hereof this 1st day of December, 2005.

FEDERATED INCOME SECURITIES TRUST

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President